Exhibit 13.1

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited, expressed in Canadian dollars)
	June 30,	December 31,
($000s)	2017	2016

ASSETS
Current assets
Accounts receivable (note 13)	$39,056	$39,227
Current portion of loan receivable (note 5)	–	6,225
Deposits and prepaid expenses	9,827	5,205
Marketable securities (note 5)	–	4,322
Current portion of risk management asset (note 13)	14,350	–
	63,233	54,979
Risk management asset (note 13)	4,621	445
Loan receivable (note 5)	–	8,775
Deferred taxes (note 9)	32,272	63,713
Exploration and evaluation assets (note 3)	22,413	29,246
Property, plant and equipment (note 4)	1,229,084	1,296,572
Total assets	$1,351,623	$1,453,730

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$64,656	$78,695
Current portion of other deferred liabilities (note 6)	6,229	7,899
Current portion of deferred capital obligation	22,671	18,165
Current portion of risk management liability (note 13)	529	13,936
Current portion of Credit Facilities (note 5)	–	19,143
	94,085	137,838

Credit Facilities (note 5)	13,100	–
Convertible Debentures (liability component) (note 5)	38,380	37,420
Senior Notes (note 5)	315,308	324,691
Risk management liability (note 13)	1,463	2,646
Other deferred liabilities (note 6)	18,875	21,148
Deferred capital obligation	–	3,725
Decommissioning liabilities	61,685	62,844
Total liabilities	542,896	590,312

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 7)	1,068,376	1,068,084
Convertible Debentures (equity component) (note 5)	7,818	7,818
Contributed surplus	55,621	54,418
Retained earnings (deficit)	(323,088)	(266,902)
Total shareholders’ equity	808,727	863,418
Total liabilities and shareholders’ equity	$1,351,623	$1,453,730

SUBSEQUENT EVENT (note 15)

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	1

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016

REVENUES
Petroleum and natural gas sales	$72,235	$47,017	$137,369	$97,851
Royalties	(6,619)	(3,644)	(14,010)	(7,040)
Other income	2,090	1,268	2,980	5,592
Total revenues net of royalties	67,706	44,641	126,339	96,403

Realized gain (loss) on commodity contracts	3,079	12,420	6,169	18,657
Unrealized gain (loss) on commodity contracts	3,197	(29,719)	35,026	(5,261)
Revenues net of royalties and commodity contracts	73,982	27,342	167,534	109,799

EXPENSES
Production	28,631	29,263	57,948	55,045
Transportation	6,817	3,013	10,050	6,239
General and administrative	7,254	4,866	13,291	9,388
Loss on marketable securities	418	–	461	–
Share-based compensation (note 8)	114	1,113	610	1,304
Depletion and depreciation (note 4)	31,995	37,571	60,831	75,162
(Gain) loss on property dispositions (note 4)	37,963	12,918	37,970	8,882
Total expenses	113,192	88,744	181,161	156,020

NET LOSS BEFORE FINANCE AND TAXES	(39,210)	(61,402)	(13,627)	(46,221)

Finance expenses (note 10)	9,929	12,405	19,642	25,063
Realized (gain) loss on foreign exchange (note 11)	483	(523)	485	(505)
Unrealized (gain) loss on foreign exchange (note 11)	(7,304)	1,406	(9,009)	(16,291)

NET LOSS BEFORE TAXES	(42,318)	(74,690)	(24,745)	(54,488)

TAXES
Deferred tax (recovery) expense (note 9)	26,918	(19,497)	31,441	(18,642)

NET LOSS AND COMPREHENSIVE LOSS	$(69,236)	$(55,193)	$(56,186)	$(35,846)

Net loss per share (note 12)
Basic	($1.40)	($1.42)	($1.14)	($0.93)
Diluted	($1.40)	($1.42)	($1.14)	($0.93)
See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	2

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars) For the six months ended June 30,

($000s)	2017	2016

SHAREHOLDERS’ CAPITAL (note 7)
Common shares (note 7)
Balance, beginning of period	$1,068,084	$1,000,100
Issued for property acquisition	–	29,178
Share-based compensation awards	289	–
Share issue costs on property acquisition, net of tax effect	–	(98)
Share issue costs on equity issue, net of tax effect	3	–
Balance, end of period	1,068,376	1,029,180

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 5)
Balance, beginning of period	7,818	–
Balance, end of period	7,818	–

CONTRIBUTED SURPLUS
Balance, beginning of period	54,418	50,706
Share-based compensation expense	1,698	2,597
Adjustment of share-based compensation expense
for forfeitures of unvested share options	(495)	(666)
Share-based compensation awards (note 8)	–	797
Balance, end of period	55,621	53,434

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(266,902)	(240,234)
Net loss	(56,186)	(35,846)
Balance, end of period	(323,088)	(276,080)

TOTAL SHAREHOLDERS’ EQUITY	$808,727	$806,534

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net loss	$(69,236)	$(55,193)	$(56,186)	$(35,846)
Adjustments for:
Depletion and depreciation (note 4)	31,995	37,571	60,831	75,162
Accretion on decommissioning obligations (note 10)	304	388	617	816
Effective interest on Senior Notes	716	623	1,404	1,278
Effective interest on Convertible Debentures	491	–	960	–
Share-based compensation (note 8)	279	1,113	777	1,304
Unrealized (gain) loss on commodity contracts	(3,197)	29,719	(35,026)	5,261
Unrealized foreign exchange (gain) loss (note 11)	(7,304)	1,406	(9,009)	(16,291)
Loss on marketable securities	418	–	461	–
(Gain) loss on property dispositions (note 4)	37,963	12,918	37,970	8,882
Deferred tax expense (recovery) (note 9)	26,918	(19,497)	31,441	(18,642)
Decommissioning costs incurred	(539)	(831)	(1,142)	(1,682)
Change in non-cash working capital (note 14)	(8,313)	(542)	(14,344)	(2,234)
	10,495	7,675	18,754	18,008

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of Senior Notes, net of issue costs (note 5)	–	–	–	(55)
Issue costs on share capital (note 7)	–	(135)	4	(135)
Settlement of share based payments	(1,222)	(64)	(1,222)	(64)
Advances from loans and borrowings	133,237	458,391	231,308	933,642
Repayment of loans and borrowings	(161,603)	(502,875)	(237,351)	(960,199)
Obligations under finance lease	(1,894)	(407)	(3,773)	(799)
Deferred lease inducements	(85)	(85)	(170)	(170)
Deferred capital obligations	3,992	–	781	–
Change in non-cash working capital (note 14)	16,734	(7,136)	22,575	105
	(10,841)	(52,311)	12,152	(27,675)

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditures on exploration and evaluation assets (note 3)	(19)	(78)	(1,193)	(876)
Additions to property, plant and equipment (note 4)	(6,587)	(7,709)	(55,225)	(35,963)
Proceeds on sale of property, plant and equipment	31,761	77,704	31,760	77,829
Proceeds on sale of marketable securities	3,861	–	3,861	–
Change in non–cash working capital (note 14)	(28,670)	(25,281)	(10,109)	(31,323)
	346	44,636	(30,906)	9,667

Change in cash	–	–	–	–

Cash, beginning of period	–	–	–	–

Cash, end of period	$–	$–	$–	$–

Cash paid:
Interest	$15,374	$17,225	$17,702	$20,971

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION
a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on August 9, 2017. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2016, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2016.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2015	$87,919
Additions	2,349
Dispositions	(31,176)
Transfer to oil and natural gas properties	(29,846)
Balance, December 31, 2016	29,246
Additions	1,193
Dispositions	(7,808)
Transfer to oil and natural gas properties	(218)
Balance, June 30, 2017	$22,413

Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production. Additions represent Bellatrix’s share of costs incurred on E&E assets during the period.

Bellatrix Exploration Ltd.	5

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2015	$2,565,698	$105,035	$26,190	$2,696,923
Additions	61,002	9,590	230	70,822
Acquisition	29,735	–	–	29,735
Transfer from exploration and evaluation assets	29,846	–	–	29,846
Joint venture wells	6,687	–	–	6,687
Disposals	(658,014)	(58,565)	–	(716,579)
Balance, December 31, 2016	2,034,954	56,060	26,420	2,117,434
Additions	52,344	6,296	1,107	59,747
Transfer from exploration and evaluation assets	218	–	–	218
Disposals	(201,391)	–	–	(201,391)
Balance, June 30, 2017	$1,886,125	$62,356	$27,527	$1,976,008
Accumulated Depletion, Depreciation and Impairment (Reversal)
Balance, December 31, 2015	$1,211,214	$1,829	$9,031	$1,222,074
Charge for time period	131,468	1,862	3,188	136,518
Disposals	(272,026)	(1,704)	–	(273,730)
Impairment (reversal)	(264,000)	–	–	(264,000)
Balance, December 31, 2016	806,656	1,987	12,219	820,862
Charge for time period	58,845	562	1,424	60,831
Disposals	(134,769)	–	–	(134,769)
Balance, June 30, 2017	$730,732	$2,549	$13,643	$746,924

Carrying Amounts
At December 31, 2016	$1,228,298	$54,073	$14,201	$1,296,572
At June 30, 2017	$1,155,393	$59,807	$13,884	$1,229,084

Bellatrix has included $794.5 million (2016: $1.11 billion) for future development costs and excluded $41.3 million (2016: $60.8 million) for estimated salvage from the depletion calculation for the six months ended June 30, 2017. Operated facilities includes capital associated with the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant (“Alder Flats Plant”) (Phase 1 and Phase 2) and related infrastructure. Costs of facilities under construction of $33.9 million related to Phase 2 of the Alder Flats Plant were excluded from depreciation calculations for the six months ended June 30, 2017.

Dispositions

During the three months ending June 30, 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale.

Additionally in the second quarter, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Capital expenditures of $5.6 million were incurred in the first quarter of 2017 and have been transferred under the agreement in the second quarter of 2017. A further $6.0 million of expenditures were, incurred during the second quarter of 2017, resulting in a remaining deferred capital obligation at June 30, 2017 of $8.4 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

For the six months ended June 30, 2017, the Company capitalized $4.1 million (2016: $3.9 million) of general and administrative expenses and $0.5 million (2016: $0.7 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix Exploration Ltd.	6

5.	DEBT

($000s)	June 30, 2017	December 31, 2016
Current Credit Facilities	$–	$19,143
Credit Facilities	13,100	–
Convertible Debentures (liability component)	38,380	37,420
Senior Notes (mature on May 15, 2020)	315,308	324,691
Debt	$366,788	$381,254

Credit Facilities

At June 30, 2017, the Company had $13.1 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”). During the three months ending June 30, 2017, Bellatrix entered into an amended and restated credit facility agreement provided by four financial institutions increasing the borrowing base of the Credit Facilities to $120 million. The Credit Facilities are available on an extendible revolving term basis and consists of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017. Following the closing of the sale of certain non-core assets in the Strachan area of Alberta, the borrowing base under the Credit Facilities was reconfirmed at $120 million, unchanged from prior levels.

The Credit Facilities bear interest at a floating rate, for the six months ended June 30, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.25%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

As at June 30, 2017, total outstanding letters of credit were $12.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.

During the second quarter of 2017, Bellatrix completed three separate transactions that in aggregate reduced amounts outstanding under the Credit Facilities by approximately $54.5 million. The transactions were (i) the sale of non-core assets in the Strachan area of Alberta for proceeds of $34.5 million, (ii) the sale of a $15 million vendor take back loan receivable, and (iii) the sale of certain marketable securities.

Convertible Debentures

At June 30, 2017 Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. Each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62). Subsequent to June 30, 2017, the Company completed a 5 to 1 common share consolidation. As it was completed subsequent to period end, only weighted average shares and net loss per share amounts have been restated for the three and six months ended June 30, 2016 and 2017. All other shares, options, Convertible Debentures and per share amounts were not adjusted (see subsequent event note 15).

The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Bellatrix Exploration Ltd.	7

($000s)	Liability Component	Equity Component
Balance, December 31, 2015	$–	$–
Issuance of Convertible Debentures	38,540	11,460
Issue costs	(1,842)	(548)
Deferred income tax liability	–	(3,094)
Effective interest on Convertible Debentures	722	–
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	960	–
Balance, June 30, 2017	$38,380	$7,818

Senior Notes

At June 30, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain(1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain(1) (2)	(10,787)
Amortization of discount and debt issue costs	1,404
Balance, June 30, 2017	$315,308

(1)	Exchange rate (CDN$/US$1.00) at June 30, 2017 was 1.2983 (December 31, 2016: 1.3427).
(2)	Amount does not include unrealized loss on foreign exchange contracts of $1.9 million (December 31, 2016: $2.0 million), refer to note 11.

Covenants

The agreement governing the Credit Facilities contains a single maintenance financial covenant, which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”).

The Senior Notes do not contain any maintenance financial covenants, but does contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all indebtedness and requires that, after giving effect to the incurrence of additional debt, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Note indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, beyond the limitations of the fixed charge coverage ratio test, as long as the additional debt is incurred under bank facilities (as defined in the Senior Note indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 30% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties.

Bellatrix Exploration Ltd.	8

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at June 30, 2017:

	Covenant as at June 30, 2017	Position at June 30, 2017
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.06	x

Senior Notes – Incurrence Test	Minimum Ratio
Fixed charge coverage (3)	2.25x	1.90	x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at June 30, 2017 was $78.8 million.

(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2017 was $74.5 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).   For the trailing twelve months ended June 30, 2017, fixed charges were $38.0 million and consolidated cash flow was $72.3 million.

6.	OTHER DEFERRED LIABILITIES

($000s)	June 30, 2017	December 31, 2016
Deferred liabilities (current)
Current portion of finance lease obligation	$1,374	$1,539
Current portion of deferred lease inducements	340	340
Current portion of deferred financing obligations (1)	4,515	6,020
Current portion of other deferred liabilities	$6,229	$7,899

Deferred liabilities (long term)
Finance lease obligation	$6,292	$6,890
Deferred lease inducements	1,877	2,047
Deferred financing obligations (1)	–	1,505
Deferred gain (1)	10,706	10,706
Other deferred liabilities	$18,875	$21,148

(1) Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of 35% working interest in the Alder Flats Plant in 2016.

7.	SHAREHOLDERS’ CAPITAL

At June 30, 2017, Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At June 30, 2017, no preferred shares have been issued. All shares issued are fully paid and have no par value.

	June 30, 2017		June 30, 2016
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	246,585,828	$1,068,084	191,963,910	$1,000,100
Share issue costs on equity issue, net of tax effect	–	3	–	–
Shares issued on settlement of share-based compensation	304,299	289	–	–
Shares issued for property acquisition	–	–	20,547,576	29,178
Share issue costs on property acquisition, net of tax effect	–	–	–	(98)
Balance, end of period	246,890,127	$1,068,376	212,511,486	$1,029,180

Bellatrix Exploration Ltd.	9

Subsequent to June 30, 2017, the Company completed a 5 to 1 common share consolidation. As it was completed subsequent to period end, only weighted average shares and net loss per share amounts have been restated for the three and six months ended June 30, 2016 and 2017. All other shares, options, Convertible Debentures and per share amounts were not adjusted (see subsequent event note 15).

8.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation expense (recovery) for the three and six months ended June 30, 2017 and June 30, 2016:

	Three months ended		Six months ended
	June 30,		June 30,
	2017(1)	2016(2)	2017(3)	2016(4)
Share options expense	$62	$809	$797	$1,336
Deferred share units expense (recovery)	338	59	24	(198)
Restricted awards expense (recovery)	(129)	148	(55)	138
Performance awards expense (recovery)	(157)	97	(156)	28
Share-based compensation expense	$114	$1,113	$610	$1,304

(1)	The expense for share options is net of adjustments for forfeitures of $0.4 million, and capitalization of $0.1 million.
(2)	The expense for share options is net of adjustments for capitalization of $0.4 million. The expense for restricted awards is net of adjustments for capitalization of $0.1 million. The expense for performance awards is net of adjustments for capitalization of $0.1 million.
(3)	The expense for share options is net of adjustments for forfeitures of $0.5 million, and capitalization of $0.4 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.1 million.
(4)	The expense for share options is net of adjustments for forfeitures of $0.7 million, and capitalization of $0.6 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, June 30, 2017	$1,819	$440	$406	$2,665
Liability balance, December 31, 2016	$2,360	$1,038	$751	$4,149

a.	Share Option Plan

During the three and six months ended June 30, 2017, Bellatrix granted 925,000 (2016: nil) and 925,000 (2016: nil) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended June 30, 2017, and the weighted average assumptions are as noted below:

Inputs:	2017
Share price	$0.85
Exercise price	$0.91
Risk free interest rate (%)	0.9
Option life (years)	2.8
Option volatility (%)	71
Weighted average fair value of each share option granted	$0.37

Bellatrix Exploration Ltd.	10

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the TSX for the three and six months ended June 30, 2017 was $0.96 (2016: $1.38) and $1.04 (2016: $1.43), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2016	$ 4.64	12,865,099
Granted	$ 0.91	925,000
Cancelled	$ 8.51	(2,455,000)
Forfeited	$ 5.50	(1,521,332)
Expired	$ 3.40	(763,334)
Balance, June 30, 2017	$ 3.17	9,050,433

As of June 30, 2017, a total of 24,689,013 common shares were reserved for issuance on exercise of share options, leaving an additional 15,638,580 available for future share option grants.

Share Options Outstanding, June 30, 2017

	Outstanding			Exercisable
Exercise Price	At June 30, 2017	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At June 30, 2017	Exercise Price
$ 0.77 - $ 0.90	625,000	$0.77	5.0	–	$–
$ 0.91 - $ 1.11	2,583,600	$1.02	4.1	525,000	$1.02
$ 1.12 - $ 3.74	722,000	$2.30	2.3	384,663	$3.13
$ 3.75 - $ 3.84	3,343,333	$3.75	2.9	2,516,656	$3.75
$ 3.85 - $ 4.06	756,000	$4.04	2.0	558,323	$4.04
$ 4.07 - $ 7.59	394,667	$6.98	1.2	392,333	$6.97
$ 7.60 - $ 9.16	160,833	$7.89	1.6	145,997	$7.87
$ 9.17 - $10.04	465,000	$9.26	2.0	450,999	$9.25
$ 0.77 - $10.04	9,050,433	$3.17	3.1	4,973,971	$4.32

b.	Long-term Incentive Plans

The following table summarizes the Deferred Share Units (“DSUs”), Restricted Awards (“RAs”), and Performance Awards (“PAs”) movement for the six months ended June 30, 2017:

	DSUs	RAs	PAs
Balance, December 31, 2016	1,888,341	2,131,625	1,516,676
Granted	1,137,970	2,745,200	1,850,000
Exercised	(600,754)	(809,840)	(309,600)
Forfeited	–	(130,511)	(61,147)
Balance, June 30, 2017	2,425,557	3,936,474	2,995,929

Subsequent to June 30, 2017, the Company completed a 5 to 1 common share consolidation. As it was completed subsequent to period end, only weighted average shares and net loss per share amounts have been restated for the three and six months ended June 30, 2016 and 2017. All other shares, options, Convertible Debentures and per share amounts were not adjusted (see subsequent event note 15).

Bellatrix Exploration Ltd.	11

9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. A deferred income tax expense was recognized in 2017 following the completion of the non-core property disposition in the second quarter of 2017. As at June 30, 2017, Bellatrix had approximately $1.32 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $144.1 million that expire in years through 2033.

10.	FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Interest on Credit Facilities (1)	$433	$4,549	$816	$8,820
Interest on Convertible Debentures (2)	1,332	–	2,633	–
Interest on Senior Notes (2)	7,860	7,468	15,576	15,427
Accretion on decommissioning liabilities (non-cash)	304	388	617	816
Finance expense	$9,929	$12,405	$19,642	$25,063

(1)	Includes interest at a floating rate, for the six months ended June 30, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.25%.
(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 5).

11.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Realized gain (loss) on foreign exchange	$(483)	$523	$(485)	$505
Unrealized gain (loss) on foreign exchange	8,402	(1,517)	10,916	20,019
Unrealized gain (loss) on foreign exchange contracts	(1,098)	111	(1,907)	(3,728)
Gain (loss) on foreign exchange	$6,821	$(883)	$8,524	$16,796

Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at June 30, 2017:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

Bellatrix Exploration Ltd.	12

12.	PER SHARE AMOUNTS

The calculation of net loss per share for the three and six months ended June 30, 2017 was based on a net loss of $69.2 million and $56.2 million (2016: net loss of $55.2 million and $35.8 million), respectively.

Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation, (see subsequent event note 15), which has been reflected in the calculation of net loss per share for the three and six month periods ended June 30, 2016 and 2017. As a result of the share consolidation the Company would have had 49,378,026 common shares outstanding at June 30, 2017.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Basic common shares outstanding – post Consolidation	49,378,026	42,502,297	49,378,026	42,502,297
Fully dilutive effect of:
Share options outstanding	1,810,089	2,303,633	1,810,089	2,303,633
Shares issuable on conversion of Convertible Debentures	6,172,840	–	6,172,840	–
Fully diluted common shares outstanding	57,360,955	44,805,930	57,360,955	44,805,930
Weighted average shares outstanding	49,333,217	38,754,058	49,325,235	38,573,420
Dilutive effect of share options and Convertible Debentures (1)	–	–	–	–
Diluted weighted average shares outstanding	49,333,217	38,754,058	49,325,235	38,573,420
Net loss per share – basic and diluted	($1.40)	($1.42)	($1.14)	($0.93)

(1)	For the three and six months ended June 30, 2017, a total of 1,810,089 (2016: 2,303,633) share options and 6,172,840 (2016: nil) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

13.	FINANCIAL RISK MANAGEMENT
a.	Overview

The Company has exposure to credit risk, liquidity risk, and market risk (including foreign exchange risk, commodity price risk, and interest rate risk) from its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company‘s capital structure includes shareholders’ equity, Credit Facilities, Senior Notes, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior unsecured notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.

Bellatrix Exploration Ltd.	13

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow, asset disposals and borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary. Please refer to note 5 and ‘Liquidity Risk’ below for further discussion.

The Company monitors its capital structure based on the ratio of total net debt to annualized funds flow from operations (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Convertible Debentures (liability component), Senior Notes, and plus or minus adjusted working capital (defined below), divided by funds flow from operations (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The capital budgets are approved by the Board of Directors.

The Company’s capital structure and its calculation of the total net debt to funds flow ratio as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2017	2016	2017	2016

Shareholders’ equity	808,727	806,534	808,727	806,534

Credit Facilities	13,100	314,187	13,100	314,187
Adjusted working capital deficiency (1)	15,773	10,559	15,773	10,559
Subtotal	28,873	324,746	28,873	324,746
Senior Notes (mature on May 15, 2020) (2)	315,308	313,279	315,308	313,279
Net debt (1)	344,181	638,025	344,181	638,025
Convertible Debentures (liability component)	38,380	–	38,380	–
Total net debt (1) at period end	382,561	638,025	382,561	638,025

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	77,388	36,192	68,480	43,848
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	4.4x	17.6x	5.0x	14.6x
Total net debt to periods funds flow from operations ratio (annualized) (3)	4.9x	17.6x	5.6x	14.6x

Debt to funds flow from operations ratio (trailing) (4)
Funds flow from operations (trailing) (4)	53,231	78,175	53,231	78,175
Net debt (1) to funds flow from operations ratio (4) (trailing) (5)	6.5x	8.2x	6.5x	8.2x
Total net debt (1) to funds flow from operations ratio (4) (trailing) (5)	7.2x	8.2x	7.2x	8.2x

(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Convertible Debentures (liability component), and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of Credit Facilities. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.

(2) For the three and six months ended June 30, 2017, Senior Notes includes unrealized foreign exchange gain of $8.3 million (2016: $1.5 million loss) and a gain of $10.8 million (2016: $20.0 million gain), respectively, and does not include an unrealized loss of $1.1 million (2016: $0.1 million gain) and $1.9 million loss (2016: $3.7 million loss) on foreign exchange contracts, respectively.

(3) For the three months ended June 30, 2017 and 2016, net debt and total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized. For the six months ended June 30, 2017 and 2016, total net debt to period’s funds flow from operations ratio (annualized) is calculation based upon first half funds flow from operations annualized.

(4) Funds flow from operations as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve month periods ended June 30, 2017 and June 30, 2016.

Bellatrix Exploration Ltd.	14

As at June 30, 2017, the Company’s ratio of total net debt to annualized funds flow from operations (based on second quarter 2017 funds flow from operations) was 4.9 times. The total net debt to annualized funds flow from operations ratio as at June 30, 2017 decreased from that at June 30, 2016 of 17.6 times primarily due to the decrease in total net debt between the periods. Total net debt at June 30, 2017 was $382.6 million, a decrease of $255.4 million compared to total net debt of $638.0 million at June 30, 2016. The reduction in total net debt reflects a decrease in amounts outstanding under the Credit Facilities and reduced adjusted working capital deficiency period over period of $295.9 million mainly attributable to several non-core asset sales and the monetization of facilities, the issuance of Convertible Debentures, and the issuance of common shares in 2016.

c.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties and other parties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $8.7 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

As at June 30, 2017, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$9,101	$3,808	$12,909
Revenue and other accruals	25,974	661	26,635
Less: Allowance for doubtful accounts	–	(488)	(488)
Total accounts receivable	$35,075	$3,981	$39,056

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at June 30, 2017, and specifically the balances greater than 90 days, a provision of $0.5 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

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d.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5 and the ability to repay the Credit Facilities.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Credit Facilities was $120 million as at June 30, 2017 providing the Company with approximately $106.9 million of available liquidity (excluding outstanding letters of credit). Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 5, which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at June 30, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$64,656	$64,656	$–	$–	$–
Credit Facilities – principal (2)	13,100	–	13,100	–	–
Convertible Debentures (liability component) (3)	38,380	–	–	38,380	–
Senior Notes (4)	315,308	–	315,308	–	–
Finance lease obligation	7,666	1,374	1,277	933	4,082
Total	$439,110	$66,030	$329,685	$39,313	$4,082

(1) Includes $0.2 million of accrued interest payable in relation to the Credit Facilities, $5.4 million related to interest on the Senior Notes and $0.8 on the Convertible Debentures.

(2) Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed.

(3) Convertible Debentures mature on September 30, 2021.

(4) Senior Notes are due on May 15, 2020.

e.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit. The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risk in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 11 for the foreign exchange risk management contacts that the Company has entered into at June 30, 2017.

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g.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of 36 months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities. The agreement governing the Credit Facilities contains limits on the volumes the Company may hedge based on its training quarter sales volumes.

As at June 30, 2017, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	July 1, 2017 to December 31, 2017	115,995 GJ/d	$ 2.93 CDN	$ 2.93 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	75,000 GJ/d	$ 2.69 CDN	$ 2.69 CDN	AECO

Natural gas liquids fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	July 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

h.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bears a floating rate of interest. As at June 30, 2017, if interest rates had been 1% lower with all other variables held constant, net loss for the three months ended June 30, 2017 would have been approximately $0.1 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net loss had interest rates been 1% higher.

i.	Fair Value

The Company’s financial instruments as at June 30, 2017 include accounts receivable, risk management assets and liabilities, accounts payable and accrued liabilities, Credit Facilities, Convertible Debentures and Senior Notes. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

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The risk management assets and liabilities at June 30, 2017 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.

($000s)	June 30, 2017	December 31, 2016
Current portion commodity contract asset	$14,350	$–
Commodity contract asset (long term)	4,621	–
Foreign exchange contract asset (long term)	–	445
Foreign exchange contract liability (long term)	(1,463)	–
Current portion commodity contract liability	(529)	(13,936)
Commodity contract liability (long term)	–	(2,646)
Net risk management asset (liability)	$16,979	$(16,137)

Amounts outstanding under the Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Changes in non-cash working capital items:
Accounts receivable	$(3,972)	$(2,281)	$171	$13,860
Deposits and prepaid expenses	(1,712)	1,386	(4,622)	(135)
Loan Receivable	15,419	–	15,000	–
Accounts payable and accrued liabilities	(29,984)	(32,064)	(12,427)	(47,177)
	$(20,249)	$(32,959)	$(1,878)	$(33,452)
Changes related to:
Operating activities	$(8,313)	$(542)	$(14,344)	$(2,234)
Financing activities	16,734	(7,136)	22,575	105
Investing activities	(28,670)	(25,281)	(10,109)	(31,323)
	$(20,249)	$(32,959)	$(1,878)	$(33,452)

15.	SUBSEQUENT EVENT

Effective July 1, 2017, the Company completed a share consolidation on the basis of a consolidation ratio of 5 old Common Shares to 1 new Common Share. As a result of the consolidation the Company has outstanding 49,378,026 Common Shares, 1,810,089 stock options, 485,111 deferred share units, 787,360 restricted awards and 599,186 performance awards. Additionally, as a result of the common share consolidation and in accordance with the Convertible Debenture indenture dated as of August 9, 2016, the conversion price of the 6.75% Convertible Debentures has been increased to $8.10 per common share, being a rate of approximately 123.4568 common shares for each $1,000 principal amount of Convertible Debentures. As it was completed subsequent to period end, only weighted average shares and net loss per share amounts have been restated for the three and six months ended June 30, 2016 and 2017. All other shares, options, Convertible Debentures and per share amounts were not adjusted.

As at July 1, 2017 – Post Consolidation	Number Outstanding
Common Shares	49,378,026
Stock options	1,810,089
Deferred share units	485,111
Restricted awards	787,360
Performance awards	599,186

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